Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, TX 77002

November 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Andrew D. Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:         Gateway Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-06404

Gentlemen:

The following response addresses the comments of the reviewing staff of October 22, 2012 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “10-K”) of Gateway Energy Corporation (the “Company”).  The responses set forth herein refer to the staff’s comments by number.

Notes to Consolidated Financial Statements

(1) Income Taxes

We note your response to prior comment 2.  We remain unclear how the positive evidence you provided outweighs the cumulative loss in recent years which is a significant piece of objective, negative evidence that is difficult to overcome.  We note from your results of operations for the six months ended June 30, 2012, that revenues continue to decrease.  We note the disclosure within Management’s Discussion and Analysis indicates that there are no assurances that transportation revenues will not continue to decrease or even contribute to revenue.  We also note your recent disclosure within the Form 8-K filed October 16, 2012 that you are not in compliance with loan covenants.  These losses in early future periods along with the unsettled circumstances related to your transportation revenues and loan covenants are further negative evidence that may suggest the need for a valuation allowance against your deferred tax assets.  If you continue to believe there is adequate positive evidence that outweighs the negative objective evidence please provide us in further detail the nature of this evidence, including your detailed five-year projection of taxable income with your appropriate assumptions along with their basis behind the projections.  And support your conclusion by explaining to us how you considered the guidance in FASB ASC 740-10-30-21 through 30-23.  Otherwise please revise to include a valuation allowance.

Response

As indicated in our response to your prior comment 2, as of December 31, 2011, management of the Company concluded that sufficient positive evidence existed to conclude that it was more likely than not that the net deferred tax assets will be realized.  In order to arrive at this conclusion, management prepared the enclosed detailed five-year plan under the heading “Five Year Taxable Income Projections as of March 26, 2012”, understanding of course, that the Company’s net operating losses expire at dates well past this initial five-year analysis.

We did not disagree with the high threshold to which negative evidence outweighs positive evidence in the direction provided by ASC 740-10-30-21 through 30-23.  However, given the cost reduction activities of the Company over the last several years, the acquisitions completed and contemplated by the Company and access to capital on a basis accretive to net income, current management, who were not in place during the years in which historical losses were incurred, believed, given its forecasts at the time, that no valuation allowance was required at December 31, 2011, or at March 31, 2012 or June 30, 2012.

Management did not, believe, however, that this expectation of future utilization of tax losses mitigated its obligation to alert the investing public that there did remain uncertainty about its future transportation, or other revenues.  With respect to the loan covenant violation, this issue arose due to a mutual error by both the Company and its lending institution in setting the required Current Ratio when it entered into a new loan agreement in February of 2012, effectively making the Company non-compliant from the closing date of the loan, as has been disclosed in each of the Company’s first and second quarter reports.  The Company received waivers of this violation and continues to work amicably with its lending institution to resolve.  Management doesn’t believe this materially affected its view of the recoverability of its deferred tax asset at prior reporting dates.

Management would like to alert the Staff, however, that as a result of its ongoing evaluation of the performance of its assets, and the current fair market value of those assets, in the course of preparing its quarterly report on Form 10-Q for the nine months ended September 30, 2012, that the Company is contemplating further impairment of its long-lived assets and providing an allowance against its deferred tax asset as of that date.

Since June 30, 2012, several of the Company’s offshore assets have been negatively affected by the loss of future revenues as customers have chosen to delay or abandon offshore natural gas production due to depressed natural gas prices. Based on those events and current natural gas market conditions, management is reviewing all of its long-lived assets which transport natural gas from wells.  Further, in light of current market conditions, management is reviewing the outlook for acquisitions contemplated by the Company and its access to capital on a basis accretive to net income.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frederick M. Pevow
Frederick M. Pevow

Chief Executive Officer